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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                               G&L Realty Corp.
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                               (Name of Issuer)

                                 Common Stock
                  10.25% Series A Cumulative Preferred Stock
                   9.8% Series B Cumulative Preferred Stock
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                        (Title of Class of Securities)

                                   361271109
                                   361271208
                                   361271307
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                                (CUSIP Number)

                              Steven D. Lebowitz
                             c/o G&L Realty Corp.
                            439 North Bedford Drive
                        Beverly Hills, California 90210
                         Telephone No. (310) 273-9930
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 10, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]1.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 6 Pages)


-------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

---------------------------------------------       ----------------------------
CUSIP NO. 361271109 / 361271208 / 361271307                Page  2  of  6  Pages
         ----------------------------------                     ---    ---
---------------------------------------------       ----------------------------

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      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven D. Lebowitz

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [X]2
                                                                      (b) [_]3

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                        [_]4
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          635,770 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          635,770 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      635,770 shares of Common Stock
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3% of the outstanding shares of Common Stock
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Schedule 13D, dated December 16, 1993, filed by Steven D. Lebowitz, as amended by the Amendment No. 1 to Schedule 13D, dated December 16, 1994, as amended and restated by Amendment No. 2 to Schedule 13D, dated April 25, 2001, is hereby further amended by this Amendment No. 3. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.

Item 4.   Purpose of the Transaction.

          On May 10, 2001, G&L Acquisition LLC, a Maryland limited liability company newly formed by Daniel M. Gottlieb and Steven D. Lebowitz (the "Acquiror"), entered into an Agreement and Plan of Merger (the "Agreement") with G&L Realty Corp., a Maryland corporation (the "Company"). Messrs. Gottlieb and Lebowitz are, respectively, the Chief Executive Officer and the President, and are Co-Chairman of the Board, of the Company. Pursuant to the terms of the Agreement, the Acquiror will acquire through a merger all of the outstanding shares of Common Stock of the Company not held by Messrs. Gottlieb and Lebowitz for a cash price of $12.00 per share. It is currently contemplated that the merger would be completed in the third quarter of 2001.

          The Series A and Series B Preferred Stock would remain outstanding following closing of the merger. However, Messrs. Gottlieb and Lebowitz intend to make a cash tender offer for up to approximately 16% of the Series A Preferred Stock and Series B Preferred Stock at a price of $17.50 per share for the Series A Preferred Stock and $17.00 per share for the Series B Preferred Stock. The tender offer is expected to occur during the period in which the Company solicits proxies for the stockholder's meeting to consider the proposed merger and would close concurrently with, and be subject to, the closing of the merger.

          A copy of the Agreement is attached hereto as Exhibit 2. The forgoing description is qualified in its entirety by reference to the full text of the Agreement.

Item 5.   Interest in Securities of the Issuer.

          a) Mr. Lebowitz beneficially owns an aggregate of 635,770 shares (the "Shares") of Common Stock, including (i) 2,460 shares held in trust for the benefit of Mr. Lebowitz' children; (ii) 263,887 units of the Partnership, that are convertible, at the option of the holder, into Common Stock or cash, at the option of the Company; and (iii) 83,500 shares that Mr. Lebowitz may purchase under options that are exercisable within sixty days of the date of this filing. The Shares represent approximately 20.3% of the issued and outstanding Common Stock. Mr. Lebowitz has informed the Company that, prior to the record date of the stockholders meeting to approve the transactions contemplated by the Agreement, he intends to convert a certain number of the units into Shares.

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Item 7.   Material to be Filed as Exhibits.

          Exhibit No.      Description
          -----------      -----------
              1            Press release of G&L Realty Corp. dated May 10, 2001*

              2            Agreement and Plan of Merger dated May 10, 2001

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            * Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule TO of Messrs. Gottlieb and Lebowitz filed May 11, 2001.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2001

                                          /s/ Steven D. Lebowitz
                                          --------------------------------------
                                          Steven D. Lebowitz

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                                 Exhibit Index


          Exhibit No.      Description
          -----------      -----------
              1            Press release of G&L Realty Corp. dated May 10, 2001*

              2            Agreement and Plan of Merger dated May 10, 2001

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*    Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule TO of Messrs. Gottlieb and Lebowitz filed May 11, 2001.